January 22, 2008

Mail Stop 3720

By U.S. Mail and facsimile to (734) 591-4460

Todd Wiseley
Vice President of Administration
Valassis Communications, Inc.
19975 Victor Parkway
Livonia, MI 48152

> **Re: Valassis Communications, Inc.**
> **Definitive Schedule 14A**
> **Filed April 9, 2007**
> **File No. 001-10991**

Dear Mr. Wiseley:

    We have reviewed the response letter dated November 19, 2007 and have the following comments. Please respond to our comments by February 5, 2008, or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

Compensation Discussion and Analysis, page 10

1.   We have considered your response to comment three in our letter dated August 21, 2007. In future filings, please focus on how and why the committee and chief executive officer arrived at specific executive compensation decisions and policies for each compensation element for the last fiscal year. If you believe that a discussion of your named executive officers' employment agreements is material to understanding compensation awarded in the last fiscal year, please limit your disclosure to a concise description that illustrates how and why the terms of the employment agreement established compensation levels for the last fiscal year. To the extent that there are variable elements of compensation that are tied to corporate or individual performance, please provide expanded quantitative and qualitative disclosure that addresses how and why each element of compensation was paid to each named executive officer in the last fiscal year.

2. We have considered your response to comment five in our letter dated August 21, 2007. Please confirm that you will also discuss in future filings how the committee's consideration of the individual, subjective and other mentioned factors resulted in the actual compensation for each named executive officer, such as any changes in the amount of compensation or any decision to amend a named executive officer's employment agreement.

Compensation Elements, page 11

3. We have considered your response to comment eight in our letter dated August 21, 2007. Please confirm that you will disclose the actual performance targets in your compensation discussion and analysis and not by reference to earnings releases or disclosure in other filings.

4. Please clarify whether you will comply in future filing with comment nine in our letter dated August 21, 2007 with respect to the disclosure of performance targets for the current fiscal year.

Please contact me at (202) 551-3350 with any questions.

Sincerely,

Kathleen Krebs
Special Counsel

cc: *By facsimile to (212) 547-5444*
        Amy S. Leder, Esq.
        McDermott Will & Emery LLP